Exhibit 99.1

Itaú Corpbanca Files Material Event Notice Announcing the Acquisition of Shares of Itaú Corpbanca Colombia from CorpGroup

SANTIAGO, Chile, Feb. 23, 2022 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) today announced that it filed a Material Event Notice with the Chilean Commission for the Financial Market reporting the proposal of the Board of Directors to the ordinary shareholders' meeting to distribute the equivalent of 30% of the 2021 fiscal year profits as a dividend to the shareholders, as previously informed by a Material Event dated June 10, 2021. This percentage represents an aggregate amount equal to Ch$83,341,869,534 which, if approved, a dividend of Ch$0.0856089775 per share would be payable among the total of 973,517,871,202 validly issued shares of the Bank. The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl